SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 2)(1)


                                Pacer Technology
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   693905200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Theodore M. Elam, Esq.
                    McAfee & Taft A Professional Corporation
                        10th Fl., Two Leadership Square
                          211 N. Robinson, Suite 1000
                         Oklahoma City, Oklahoma 73102
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 4, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367905106                       13D                  Page 2 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CYAN Investments LLC
35-2198875
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*
                                                                      WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   Oklahoma
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                                                         715,327

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                         -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                                         715,327

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                                                                 -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    874,927
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     26.99%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                        OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 367905106                       13D                  Page 3 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ellis T. Gravette, Jr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   United States
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                                                         159,600

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                    715,327
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                                         159,600

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                                                            715,327
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    874,927
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      5.46%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 367905106                       13D                  Page 4 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

G. Jeffrey Records, Jr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   United States
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                                                              -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                    715,327
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                                              -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                                                            715,327
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    874,927
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1. Security and Issuer.

     This Schedule 13D relates to shares of the common stock, no par value (the "Common Stock"), of Pacer Technology, a California corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 9420 Santa Anta Avenue, Rancho Cucamonga, CA 91730-6117.

Item 2. Identity and Background.

     This Schedule 13D is being filed jointly on behalf of CYAN Investments LLC, an Oklahoma limited liability company ("CYAN"), together with Ellis T. Gravette, Jr. and G. Jeffrey Records, Jr., the managers of CYAN (collectively, the
"Reporting Persons"). The Reporting Persons are deemed to be a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934.

     CYAN is a limited liability company formed under Oklahoma law on March 13, 2003 for the purpose of acquiring shares of the Issuer's Common Stock. CYAN's business address is:

                  501 N.W. Grand Blvd.
                  Oklahoma City, OK  73118

     The managers of CYAN are Ellis T. Gravette, Jr. and G. Jeffrey Records, Jr. Mr. Gravette is a private investor. His business address is 2636 Caminito Tom Morris, LaJolla, CA 92037. Mr. Records is Chairman and Chief Executive Officer of MidFirst Bank, 501 N.W. Grand Blvd, Oklahoma City, OK 73118.

     None of the Reporting Persons has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors). Furthermore, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction leading to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the individual Reporting Persons are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration.

     With regard to the shares of Issuer's Common Stock reported herein, 159,600 of the shares are held by Mr. Gravette (including 20,000 shares issuable upon exercise of immediately exercisable, in-the-money options held by Mr. Gravette). Mr. Gravette purchased the shares held by him with personal funds from December 1999 through December 2002. Of the remaining 715,327 shares of Issuer's Common Stock reported herein, 66,667 shares are issuable upon instructions to a third party by the Reporting Persons to exercise warrants beneficially owned by Reporting Persons. The $187,500.93 of funds used to purchase the right to exercise the warrants and receive the underlying shares of Common Stock came out of CYAN's general corporate funds, as did the funds used to purchase the remaining shares of Common Stock reported herein. CYAN's general corporate funds originated with capital contributions by its members, Mr. Gravette and Records Investments, L.L.C., an Oklahoma limited liability company. CYAN's members contributed such funds pursuant to CYAN's Operating Agreement.

Item 4. Purpose of Transaction.

     The purchases by the Reporting Persons of the shares of Issuer's Common Stock covered hereby were effected with the intent of acquiring a controlling interest in the Issuer and subsequently engaging in a "going private" transaction, pursuant to which Issuer's Common Stock will cease to be publicly traded. On March 25, 2003, the Reporting Persons submitted an offer to acquire the Issuer in a merger transaction, in which the shareholders of the Issuer would receive a merger consideration of not more than $6.00 per share, subject to certain adjustments. The offer has since been terminated.

Item 5. Interest in Securities of the Issuer.

     The information set forth in Items 2, 3 and 4 is hereby incorporated herein by reference.

     CYAN is the beneficial owner of 715,327 shares of the Issuer's Common Stock, representing approximately 26.99% of the shares of Issuer's Common Stock that were issued and outstanding as of February 11, 2003. This includes 66,667 shares issuable upon exercise of warrants benefically held by Reporting Persons. Mr. Gravette and Mr. Records, as managers and members of CYAN, may be deemed to beneficially own 100% of the shares held by CYAN.

     Mr. Gravette owns 159,600 shares of Issuer's Common Stock (including 20,000 shares issuable upon exercise of in-the-money options held by Mr. Gravette), representing approximately 5.46% of Issuer's Common Stock that were issued and outstanding as of February 11, 2003.

     Except for the transactions disclosed on Appendix A, there have been no transactions with respect to shares of the Issuer's Common Stock, within 60 days prior to the date hereof, by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     An understanding and agreement exists among the Reporting Persons that CYAN will attempt to acquire a controlling number of the shares of the Issuer's Common Stock. Additionally an understanding and agreement exists among the Reporting Persons that (1) Mr. Gravette will contribute the 143,190 shares of Issuer's Common Stock held by him (including 3,590 shares issuable upon exercise of in-the-money options) to an entity that will be formed in connection with the anticipated going-private transaction, and (2) CYAN will contribute its shares of Issuer's Common Stock to the same entity, both in exchange for an equal number of shares of the new entity's Common Stock. There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons.

     Other than the items previously reported on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the Issuer's securities.

Item 7. Materials to be Filed as Exhibits.

     1.   Joint Filing Statement (previously filed).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     CYAN INVESTMENTS, LLC


                                     By: THEODORE M. ELAM, Attorney-in-fact.
                                         Ellis T. Gravette, Jr., Manager


                                     THEODORE M. ELAM, Attorney-in-fact.
                                     Ellis T. Gravette, Jr.


                                     TODD A. DOBSON, Attorney-in-fact
                                     G. Jeffrey Records, Jr.

                                  EXHIBIT INDEX

Exhibit
  No.        Description                             Method of Filing
  ---        -----------                             ----------------

99.1(A)   Joint Filing Statement                Incorporated herein by reference

99.1(B)   Power of Attorney                     Incorporated herein by reference

99.1(C)   Power of Attorney                     Incorporated herein by reference

                                        Appendix A

Transaction Date   Number of Shares                Transaction                     Price
----------------   ----------------                -----------                     -----
    3/24/03               5,800      Purchase from Rosemary Anglin                 $5.75

    3/26/03             593,495      Purchase  from  Ridgestone  Corporation,      $6.00
                                     D.  Stephen  Antion,  as  trustee of the
                                     Antion Trust,  and Christopher S. Kiper,
                                     individually   and  as  trustee  of  the
                                     Kiper Family Trust.

     4/1/03               3,300      Purchase from David T. Gies                   $5.75

     4/2/03               7,065      Purchase from Daniel Anglin                   $5.75

     4/3/03              66,667      Acquisition of right to direct  exercise      $5.75(1)
                                     of  warrant   and   acquire   underlying
                                     shares of Common Stock

     4/8/03              10,000      Purchase from Neville Cook                    $5.75

    4/15/03               1,000      Purchase from Norm Prillaman                  $5.75

    4/17/03               5,000      Harry Krensky                                 $5.75

    4/21/03              12,000      Kevin Wilson                                  $5.75

    4/29/03               6,000      Dewey Lane                                    $5.75

    5/12/03               5,000      Dewey Lane                                    $5.75
---------------

(1) Includes $2.8125 per share purchase price, plus $2.9375 exercise price payable upon instruction to exercise.